Exhibit 13.4

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Onyx, Travis Scott, The Notorious B.I.G. & More

$150 Starting Bid

$150 Current Bid

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MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$6,805 Last 12 Months Royalties Paid

$15.83 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

62.56% Of 430 SongShare Goal

$150
Current Bid

269/161
Reserved Units / Available Units

Total Units 430

Track Details



Last Dayz
Onyx
1995-10-23

Onyx
Artist

Spotify: 976.5K Streams

YouTube: 1.2M Views

Pandora: 2.3M Streams



SICKO MODE
Travis Scott
Invalid date

Travis Scott
Artist

Spotify: 1.7G Streams

YouTube: 1.6G Views

Pandora: 282.4M Streams



Gimme The Loot
The Notorious B.I.G.
Invalid date

The Notorious B.I.G.
Artist

Spotify: 106.4M Streams

YouTube: 16.9M Views

Pandora: N/A Streams

Description

Type of Rights: Writer's Share, Co-Publisher's Share

Type of Income: Streaming, Synch, Mechanicals

Paid By: Universal Music Publishing Group

Term (Life or Yrs): Life of copyright

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100% of Songwriter's Share, Excluding Performance

100% of related Co-Publisher's Share

Universal Music Publishing Group pays royalties bi-annually.

Detailed Data Here

Summary Overview

The "Fred Scruggs" Music Royalty Asset is the underlying asset of the "Fred Scruggs" Royalty Share Agreement (the "Agreement"). The Agreement contains one hundred percent (100%) of the songwriter's share of income excluding performance and one hundred percent (100%) of the related co-publisher's share of income paid by Universal Music Publishing Group from the compositions listed below.

About Onyx and Fred Scruggs (Fredro Starr)

A combative and in-the-red style of hardcore rap brought Queens MCs Onyx unlikely Top Ten pop success in 1993 with "Slam." That instant hip-hop classic pushed the parent album *Bacdafucup* to Top 20 placement on the Billboard 200. After their second and third albums for Jam Master Jay's JMJ label, namely *All We Got Iz Us* (1995) and the Top Ten hit *Shut 'Em Down* (1998), and some independent releases early the following decade, Fredro and Sticky paused the group for a while. Since the mid-2010s, they've been on a prolific run with releases ranging from *#WAKEDAFUCUP* to *Onyx 4 Life* and *Versus Everybody*.

Originating from Queens' South Jamaica neighborhood, Onyx formed in 1988 and two years later made their recorded debut on the Profile label. "Ah, and We Do It Like This" presented permanent members Fredro Starr and Sticky Fingaz, along with Suavé (aka Sonsee and Sonny Seeza) and Big DS, as an eager if comparatively reserved crew. The group subsequently found an admirer in Run-D.M.C.'s Jam Master Jay, who signed the group to his Chaos / Columbia- affiliated JMJ label and co-produced their first album, *Bacdafucup* (1993). The set was led by the menacing "Throw Ya Gunz," included in this offering, and the highly energized and anthemic "Slam." Both singles topped Billboard's rap chart. *Bacdafucup* consequently reached number 17 on the Billboard 200 and went platinum. Shortly after their commercial impact was made, Onyx courted the metal crowd with a pair of Biohazard collaborations: the "Bionyx" remix of "Slam," and the title track to the motion picture *Judgment Night*.

Although *All We Got Iz Us* and *Shut 'Em Down* both followed the debut into the Top Ten of Billboard's R&B/hip-hop chart (and on the Billboard 200 placed respectively at the 22nd and 10th slots), Onyx left the major-label system after the latter and went independent with *Bacdafucup, Pt. II* (2002) and *Triggernometry* (2003). The second of those two albums was released the same year former member Big DS died of cancer. Fredro Starr and Sticky Fingaz had embarked on solo careers by then and also established themselves as in-demand actors, seen in films and television series such as Clockers, Dead Presidents, New York Undercover, Moesha, and The Wire.

Without Sonny Seeza, Fredro and Sticky eventually resumed studio work as Onyx the following decade and were as productive as ever. *#WAKEDAFUCUP* and *#TURNDAFUCUP* (both 2014), *Shotgunz in Hell* (a collaboration with Dope D.O.D., released in 2017), *Black Rock* (2018), and *SnowMads* (2019) were all out by the end of the 2010s. The MCs continued into the next decade with the *Lost Treasures* compilation (2020) and the studio albums *Onyx 4 Life* (2021) and *Versus Everybody* (2022).

Summary Statistics

Spotify	
Followers	427K (5,693rd)
Monthly Listeners	855.7K (10,171st)
Popularity	51/100 (14,406th)
Playlist Reach	14.5M

Youtube	
Channel Subscribers	3.5M (1,231st)
Channel Views	2.3B (723rd)
Daily Video Views	38K (10,222nd)
Monthly Video Views	1.2M (10,090th)

*Data provided by Chartmetric.com

About Travis Scott

Born Jacques Webster, Travis Scott grew up in a suburb of Houston and became known during the early 2010s for his heavily Auto-Tuned half-sung/half-rapped vocal style. Within seven years of his mainstream arrival via Kanye West 's *Cruel Summer* compilation (2012), on which he served as co-producer and featured artist, Scott attained numerous platinum singles as a lead artist, including a streak of four that began with "Antidote," a track off his number three hit debut album, *Rodeo* (2015). He followed with a pair of number one full-lengths, *Birds in the Trap Sing McKnight* (2016) and *Astroworld* (2018), all the while assisting in platinum singles headlined by the likes of Rihanna ("Bitch Better Have My Money"), SZA ("Love Galore"), and Drake ("Portland"), and working extensively with Quavo as Huncho Jack. Whether leading or supporting, Scott's presence was unmistakable, almost always colored with an array of ad-lib trills including but not limited to "It's lit," "Yeah, yeah," and "Straight up." Along with a collaborative 2019 album with his label collective Jackboys, Scott released the back-to-back 2021 singles "Escape" and "Mafia."

In May 2018, Scott released "Watch," a non-album track featuring Kanye West and Lil Uzi Vert, and within three months released *Astroworld*, which he considered the true follow-up to *Rodeo*. Featuring "Butterfly Effect," the album – named after a demolished Houston amusement park – debuted at number one and was supported with a second single, "SICKO MODE." Scott closed out 2018 by appearing on multiple tracks of Metro Boomin 's *Not All Heroes Wear Capes* album.

In December 2020, "SICKO MODE," which is included in this offering, was certified as a Diamond single, having amassed more than ten million in U.S. sales.



Career Stage
Superstar
Legendary
Superstar
Mainstream
Mid-Level
Developing

Summary Statistics

Spotify		Instagram		Tiktok		Youtube	
Followers	21.1M (61st)	Followers	46.6M (72nd)	Followers	102.4K (7,375th)	Channel Subscribers	16.2M (157th)
Monthly Listeners	36M (57th)			Likes	1.2M (6,940th)	Channel Views	7.3B (163rd)
Popularity	88/100 (29th)					Daily Video Views	2.8M (234th)
Playlist Reach	350.1M					Monthly Video Views	88.2M (219th)
Fan Conversion Rate	58.61%						
Reach / Followers Ratio	16.61x						

*Data provided by Chartmetric.com

Royalty Share Agreement Terms

The “Fred Scruggs” Royalty Share Agreement will be between the songwriter and related co-publisher and our company. Pursuant to the Agreement, SongVest will have the right to receive 100% of the songwriter’s share of income excluding performance and 100% of the related co-publisher’s share of income for the life of the copyrights listed below. Revenues the company will be entitled to receive from the copyrights listed below (asset) pursuant to this agreement include revenues earned in connection with the exploitation of the copyrights, which will be paid at the percentage interest as defined in the “Fred Scruggs” Royalty Share Agreement for the applicable revenue sources (e.g., Streaming). Sales shall be determined by reference to the royalty statements from the royalties paid to the songwriter bi-annually by Universal Music Publishing Group, which shall be conclusive and binding upon the Parties, absent manifest error.

Financial Highlights

The royalties paid over the last twelve months from the revenue stream contemplated in the “Fred Scruggs” Royalty Share Agreement have averaged approximately $3,402 per bi-annual period.



Total Royalties By Period
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
H1
H2
H1
H2
H1
H2
2019
2020
2021

	2019		2020		2021		
	H1	H2	H1	H2	H1	H2	Last 12 Months
Total Royalties	$ 3,390	$ 2,317	$ 5,031	$ 2,711	$ 2,282	$ 4,523	$ 6,805

The royalties in 2020 H1 were higher than in other periods presented primarily due to one large synchronization placement. The increase in royalties from 2021 H1 to 2021 H2 was driven primarily by a combination of higher digital revenues from the top title, synchronization income for one title, and digital revenues from social media platforms which did not pay royalties in the earlier periods presented.

Revenue by Title

Royalties	2019		2020		2021			% of Total
By Title	H1	H2	H1	H2	H1	H2	Last 12 Months	Last 12 Months
Last Dayz	$ 919	$ 803	$ 1,565	$ 1,026	$ 951	$ 1,938	$ 2,889	42%
Come Clean	$ 45	$ 52	$ 481	$ 49	$ 79	$ 663	$ 743	11%
SICKO MODE	$ 863	$ 361	$ 270	$ 663	$ 188	$ 411	$ 600	9%
2 Wrongs	$ 53	$ 59	$ 20	$ 61	$ 96	$ 428	$ 524	8%
Gimme The Loot	$ 262	$ 151	$ 133	$ 147	$ 307	$ 211	$ 518	8%
Throw Ya Gunz	$ 735	$ 232	$ 2,123	$ 168	$ 129	$ 230	$ 359	5%
The Rest	$ 513	$ 658	$ 439	$ 598	$ 532	$ 641	$ 1,173	17%
Total Royalties	**$ 3,390**	**$ 2,317**	**$ 5,031**	**$ 2,711**	**$ 2,282**	**$ 4,523**	**$ 6,805**	100%

The top six titles accounted for a total of 83% of the last twelve months’ income, with top title “Last Dayz” accounting for 42%. Income for that title included higher digital revenues, primarily from YouTube, in the 2021 H2 period than in prior periods. Number two title “Come Clean” had higher revenues in both 2020 H1 and 2021 H2 from synchronization placements. Title “2 Wrongs” had higher Digital revenues from Facebook and YouTube in 2021 H2 than in prior periods, while title “Throw Ya Gunz” had one large synchronization placement paid in 2020 H1, contributing to much higher royalties in that period than in others.

Top Tracks	Artist(s)	Release	Last 12 Months	% of Total Last 12 Months
Last Dayz	Onyx	1995	$ 2,889	42%
Come Clean	Jeru The Damaja	1994	$ 743	11%
SICKO MODE	Travis Scott, Drake	2018	$ 600	9%
2 Wrongs	Onyx	1995	$ 524	8%
Gimme The Loot	The Notorious B.I.G.	1994	$ 518	8%
Throw Ya Gunz	Onyx	1993	$ 359	5%

Each of the top 6 titles had its first use recording released during the years 1993-1995 with the exception of 2018's "SICKO MODE" for which the songwriter has a songwriting credit due to its use of a sample of the 1994 "Gimme The Loot" composition noted in the table above.

Revenue by Type

Revenue by type are shown below:

Royalties By Type	2019 H1	2019 H2	2020 H1	2020 H2	2021 H1	2021 H2	Last 12 Months	% of Total Last 12 Months
Digital	$ 2,207	$ 1,766	$ 2,266	$ 2,210	$ 1,699	$ 3,504	$ 5,202	76%
Synchronization	$ 447	$ 98	$ 2,433	$ 65	$ 67	$ 583	$ 651	10%
Performance	$ 547	$ 383	$ 262	$ 352	$ 378	$ 315	$ 693	10%
Mechanical	$ 184	$ 70	$ 70	$ 84	$ 39	$ 120	$ 159	2%
Other	$ 5	$ 0	$ 0	$ 0	$ 99	$ 0	$ 99	1%
Total Royalties	**$ 3,390**	**$ 2,317**	**$ 5,031**	**$ 2,711**	**$ 2,282**	**$ 4,523**	**$ 6,805**	100%

For the last twelve months, Digital revenues, which include royalties from streaming, accounted for 76% of total revenues. These revenues were lower in 2021 H1 than in the two immediately preceding periods primarily due to lower YouTube revenues and a lack of revenues from Facebook. The 2021 H2 Digital revenues were higher than the preceding period of 2021 H1 primarily due to higher YouTube revenues, including a large increase for the top title, higher Facebook revenues, and the first TikTok revenues paid for the catalog. Synchronization revenues were higher in the 2020 H1 period due to film and tv placements for two of the catalog's top titles in that period.

Complete Composition List:

Title	UMPG Song Code
Loot	AUP313
Gametime	BBI220
Getdafucout	CZ0033
Da Mad Face Invasion	CZ0034
Bichasbootleguz	CZ0035
Blac Vagina Finda	CZ0036
Throw Ya Gunz	CZ0037
Stik 'N' Muve	CZ0038
Nigga Bridges	CZ0039
Bichasniguz	CZ0040
Here 'N' Now	CZ0041
Phat ('N' All Dat)	CZ0042
Bust Dat Ass	CZ0043
Shifftee	CZ0044
Da Bounca Nigga	CZ0045
All We Got Iz Us (Evil Streets)	CZ2452
I Murder U	CZ2453
Most Def	CZ2454
Maintain	CZ2455
Walk In New York	CZ2456
Act Up	CZ2457
2 Wrongs	CZ2458
Life Or Death	CZ2459
Betta Off Dead	CZ2460
Punkmotherfukaz	CZ2461
Getto Mentalitee	CZ2462
Last Dayz	CZ2463
Purse Snatchaz	CZ2464
Shout	CZ2465
Live Niggaz	CZ2466
Thangz Changed	CZ2806

Playing With Lightning	CZ4821
Cramp Your Style	GL3612
Da Nex Niguz	JF5749
Onyx Is Here	LH4863
Bacdafucup	LH4867
Platform	MP1423
Disgusting	MZ4123
Judgement Night	NB5847
Say What	NL8512
Worst, The	NL8526
K.I.M.	PN4721
Nasty's World	PU0768
Raze It Up	QI4078
Come Clean	R90920
Come Clean - Instrumental 12	R90922
Gimme The Loot	R94688
SICKO MODE	SW1290
Danger	X61916

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither RoyaltyTraders LLC dba SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

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https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. **SongVest Offering**

Everyone

LIVE on SongVest! Hit this link to bid now and reserve your SongShares: https://bit.ly/svfredrostarr @ONYX_HQ @Fredro_Starr

Type of Rights: Writer's Share, Co-Publisher's Share

Term (Life or Yrs): Life of copyright

Disclaimers: www.songvest.com/disclaimers



ONYX
last dayz
ONYX, Travis Scott, The Notorious B.I.G., and more
Includes diamond certified single, "SICKO MODE"
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